Exhibit 99.(a)(1)(K)

FOR IMMEDIATE RELEASE

First Reserve Successfully Completes Cash Tender Offer for Shares of Goldfield

MELBOURNE, FL and STAMFORD, CT – December 30, 2020 — The Goldfield Corporation (“Goldfield” or the “Company”) (NYSE American: GV) and First Reserve announced today the successful completion of the previously announced cash tender offer launched by its affiliates, FR Utility Services, Inc. (“Parent”) and FR Utility Services Merger Sub, Inc. (“Purchaser”) for all of the issued and outstanding shares of common stock of Goldfield at a price of $7.00 per share, net to the seller in cash without interest and less any applicable withholding taxes.

The tender offer expired at 11:59 P.M., New York City time, on December 29, 2020. As of the expiration of the tender offer, a total of 18,106,069 shares of common stock of Goldfield representing 73.83% of the issued and outstanding shares of Goldfield, were tendered into and not withdrawn from the tender offer. In addition, 1,260,410 shares of common stock of Goldfield have been tendered by guaranteed delivery, representing approximately 5.14% of the then issued and outstanding shares of Goldfield.

All conditions to the tender offer have been satisfied or waived and Purchaser accepted for payment, and expects to promptly pay for, all shares validly tendered into and not withdrawn from the tender offer in accordance with the terms of the tender offer.

As a result of its acceptance of the shares tendered in the tender offer, Purchaser has acquired a sufficient number of shares of Goldfield’s common stock to close the merger of Purchaser with and into Goldfield without the affirmative vote of Goldfield’s other stockholders pursuant to Section 251(h) of the Delaware General Corporation Law. In connection with the merger, the remaining outstanding shares will be converted to the right to receive $7.00 per share in cash, being the same price paid in the tender offer. The parties anticipate that they will complete the merger today. Upon completion of the merger, Goldfield will become a wholly owned subsidiary of Parent and Goldfield’s common stock will cease trading on the NYSE American.

About Goldfield

Goldfield is a leading provider of electrical transmission and distribution maintenance services for utility infrastructure, primarily serving the Southeast, mid-Atlantic and Southwest regions of the United States. For more information about the Company, please visit the Company’s website at http://www.goldfieldcorp.com.

About First Reserve

First Reserve is a leading global private equity investment firm exclusively focused on energy, including related industrial markets. With over 35 years of industry insight, investment expertise and operational excellence, the Firm has cultivated an enduring network of global relationships and raised more than $32 billion of aggregate capital since inception. First Reserve has completed approximately 700 transactions (including platform investments and add-on acquisitions), creating several notable energy companies throughout the Firm’s history. Its portfolio companies have operated on six continents, spanning the energy spectrum from upstream oil and gas to midstream and downstream, including resources, equipment and services, and associated infrastructure. Please visit www.firstreserve.com for further information.

Forward-Looking Statements

Any forward-looking statements, including, but not limited to, statements regarding the proposed transaction between First Reserve and Goldfield, the expected timetable for completing the transaction, strategic and other potential benefits of the transaction, and other statements about First Reserve or Goldfield managements’ future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties such as those described in Goldfield’s periodic reports on file with the U.S. Securities and Exchange Commission (“SEC”). These statements speak only as of the date of this press release and are based on First Reserve’s and Goldfield’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions; and changes in facts and circumstances and other uncertainties concerning the proposed transaction. Further information about these matters can be found in Goldfield’s SEC filings. First Reserve and Goldfield caution investors not to place considerable reliance on the forward-looking statements contained in this press release. Except as required by applicable law or regulation, First Reserve and Goldfield do not undertake any obligation to update or revise any of their forward-looking statements to reflect future events or circumstances.

Important additional information will be filed with the SEC

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials Purchaser filed with the SEC upon commencement of the tender offer. This communication is for informational purposes only. The tender offer transaction commenced by affiliates of First Reserve is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by such affiliates of First Reserve with the SEC. In addition, Goldfield has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. PRIOR TO MAKING ANY DECISION REGARDING THE TENDER OFFER, GOLDFIELD STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER MATERIALS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME. Goldfield stockholders are able to obtain the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation Statement on Schedule 14D-9 at no charge on the SEC’s website at www.sec.gov. In addition, the Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) and the related Solicitation/Recommendation Statement on Schedule 14D-9 may be obtained free of charge from Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Telephone Number (877) 717-3930 or banks and brokers may call (212) 750-5833, the information agent for the tender offer.

Media Contacts:

The Goldfield Corporation

Kristine Walczak

T: 312-898-3072

kwalczak@effectivecorpcom.com

First Reserve

Jonathan Keehner / Julie Oakes

Joele Frank, Wilkinson Brimmer Katcher

T: 212-355-4449

joakes@joelefrank.com